SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

Material Contained in this Report

1.	ORIX’s Consolidated Financial Results for the fiscal year ended March 31, 2025 (April 1, 2024 –March 31, 2025) filed with the Tokyo Stock Exchange on Monday, May 12, 2025.
2.	“Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2025 and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2026”
3.	“Notice Regarding the Resolution on the Repurchase of Own Shares and the Change in Policy for Share Cancellation”
4.	“Announcement Regarding Candidates for Member of the Board of Directors and Member Composition of the Three Committees of ORIX Corporation”
5.	“Announcement Regarding Management Changes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 12, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Consolidated Financial Results

April 1, 2024 – March 31, 2025

May 12, 2025

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2024 to March 31, 2025

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Year Ended March 31, 2025

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2025	2,874,821	2.1%	331,826	(8.0)%	480,463	2.2%	351,630	1.6%
March 31, 2024	2,814,361	5.7%	360,713	7.4%	469,975	19.8%	346,132	19.2%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥335,644 million for the fiscal year ended March 31, 2025 (year-on-year change was a 38.7% decrease) and ¥547,310 million for the fiscal year ended March 31, 2024 (year-on-year change was a 30.1% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*2	Operating Margin
March 31, 2025	307.74	307.16	8.8%	2.9%	11.5%
March 31, 2024	298.55	298.05	9.2%	3.0%	12.8%

“Equity in Net Income of Equity method investments” was a net gain of ¥57,182 million for the fiscal year ended March 31, 2025 and a net gain of ¥36,774 million for the fiscal year ended March 31, 2024.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts which are in single yen.
*Note 2:	“Return on Assets” is calculated based on “Income before Income Taxes.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2025	16,866,251	4,171,783	4,089,782	24.2%	3,599.24
March 31, 2024	16,322,100	4,021,965	3,941,466	24.1%	3,422.94

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

“Shareholders’ Equity Per Share” is calculated using “Total ORIX Corporation Shareholders’ Equity.”

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from (used in) Investing Activities	Cash Flows from (used in) Financing Activities	Cash, Cash Equivalents and Restricted Cash at End of Year
March 31, 2025	1,300,193	(1,309,695)	149,322	1,321,983
March 31, 2024	1,243,402	(1,372,803)	(85,477)	1,185,307

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2024	—	42.80	—	55.80	98.60	114,095	33.0%	3.1%
March 31, 2025	—	62.17	—	57.84	120.01	137,104	39.0%	3.4%

March 31, 2026 (Est.)	—	60.00	—	60.01	120.01	—	—	—

*Note 4:

Total dividends paid include dividends paid to the Board Incentive Plan Trust (¥272 million for the fiscal year ended March 31, 2024 and ¥417 million for the fiscal year ended March 31, 2025). For the next fiscal year ending March 31, 2026, the annual dividend is forecasted at the higher of either payout ratio of 39% or 120.01 yen per share. In the above table, the minimum forecasted dividend has been stated. If net income attributable to ORIX Corporation shareholders is ¥380 billion, as stated in the forecast for the year ending March 31, 2026 described below, the annual dividend per share is expected to be ¥132.13.

3. Forecast for the Year Ending March 31, 2026 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2026	380,000	8.1%

*Note 5:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements. Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Significant Changes in Scope of Consolidation	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Changes in Accounting Principles

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

(3) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,162,962,244 as of March 31, 2025, and 1,214,961,054 as of March 31, 2024.

2. The number of treasury stock was 23,259,695 as of March 31, 2025, and 60,748,162 as of March 31, 2024.

3. The average number of outstanding shares was 1,142,502,976 for the fiscal year ended March 31, 2025, and 1,159,367,000 for the fiscal year ended March 31, 2024.

The Company’s shares held through the Board Incentive Plan Trust (3,413,000 shares as of March 31, 2025 and 2,727,686 shares as of March 31, 2024) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2024 to March 31, 2025 are not subject to certified public accountant’s or audit firm’s audits.

1. Summary of Consolidated Financial Results

(1) Summary of Financial Highlights

Financial Results for the Fiscal Year Ended March 31, 2025

		Fiscal Year ended March 31, 2024	Fiscal Year ended March 31, 2025	Change
				Amount	Percent
Total Revenues	(millions of yen)	2,814,361	2,874,821	60,460	2%
Total Expenses	(millions of yen)	2,453,648	2,542,995	89,347	4%
Income before Income Taxes	(millions of yen)	469,975	480,463	10,488	2%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	346,132	351,630	5,498	2%
Earnings Per Share (Basic)	(yen)	298.55	307.74	9.19	3%
(Diluted)	(yen)	298.05	307.16	9.11	3%
ROE*1	(%)	9.2	8.8	(0.4)	—
ROA*2	(%)	2.19	2.12	(0.07)	—

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2024 to March 31, 2025)

Total revenues for the consolidated fiscal year ended March 31, 2025 (hereinafter, “the fiscal year”) increased 2% to ¥2,874,821 million compared to the previous fiscal year primarily due to increases in operating leases revenues and services income, partially offset by decreases in finance revenues, gains on investment securities and dividends and life insurance premiums and related investment income.

Total expenses increased 4% to ¥2,542,995 million compared to the previous fiscal year primarily due to increases in costs of operating leases, services expense, other expense and write-downs of long-lived assets, partially offset by decreases in interest expense and life insurance costs.

Equity in net income of equity method investments for the fiscal year increased 55% to ¥57,182 million compared to the previous fiscal year, and gains on sales of subsidiaries and equity method investments and liquidation losses, net for the fiscal year increased 21% to ¥87,705 million compared to the previous fiscal year.

Due to the above results, income before income taxes for the fiscal year increased 2% to ¥480,463 million compared to the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 2% to ¥351,630 million compared to the previous fiscal year.

Segment Information

Total segment profits for the fiscal year decreased 3% to ¥544,668 million compared to the previous fiscal year. Segment profits increased in each of Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Insurance, Aircraft and Ships, ORIX USA, and ORIX Europe while segment profits in each of Environment and Energy, Banking and Credit, and Asia and Australia decreased, in each case as compared to the previous fiscal year.

Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expense in corporate profits (losses) in the reconciliation of segment profits to the condensed consolidated financial statement amounts. As a result, segment data for the year ended March 31, 2024 has been retrospectively reclassified.

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of March 31, 2024 has been retrospectively reclassified.

Segment information for the fiscal year is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments, and ICT-related equipment

	Year ended March 31, 2024 (millions of yen)	Year ended March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	83,244	90,329	7,085	9

	As of March 31, 2024 (millions of yen)	As of March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,777,320	1,884,565	107,245	6

Segment profits increased 9% to ¥90,329 million compared to the previous fiscal year primarily due to increases in gains on sales of subsidiaries and equity method investments and operating leases revenues.

Segment assets increased 6% to ¥1,884,565 million compared to the end of the previous fiscal year primarily due to increases in installment loans and investment in operating leases.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Year ended March 31, 2024 (millions of yen)	Year ended March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	67,055	70,541	3,486	5

	As of March 31, 2024 (millions of yen)	As of March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,110,087	1,158,293	48,206	4

Segment profits increased 5% to ¥70,541 million compared to the previous fiscal year primarily due to an increase in operating leases revenues, partially offset by a decrease in equity in net income (loss) of equity method investments.

Segment assets increased 4% to ¥1,158,293 million compared to the end of the previous fiscal year primarily due to increases in equity method investments and trade notes, accounts and other receivable.

PE Investment and Concession: Private equity investment; concession

	Year ended March 31, 2024 (millions of yen)	Year ended March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	43,967	98,872	54,905	125

	As of March 31, 2024 (millions of yen)	As of March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,066,647	1,022,944	(43,703)	(4)

Segment profits increased 125% to ¥98,872 million compared to the previous fiscal year primarily due to increases in equity in net income (loss) of equity method investments and gains on sales of subsidiaries and equity method investments resulting from the sale of investees.

Segment assets decreased 4% to ¥1,022,944 million compared to the end of the previous fiscal year primarily due to decreases in investment in securities and goodwill, intangible assets acquired in business combinations, partially offset by an increase in equity method investments.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

	Year ended March 31, 2024 (millions of yen)	Year ended March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	38,072	(4,923)	(42,995)	—

	As of March 31, 2024 (millions of yen)	As of March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	976,434	1,016,175	39,741	4

Segment profits decreased by ¥42,995 million to losses of ¥4,923 million compared to the previous fiscal year primarily due to an increase in write-downs of long-lived assets and a decrease in equity in net income (loss) of equity method investments and an increase in service expense, partially offset by an increase in gains on sales of subsidiaries and equity method investments.

Segment assets increased 4% to ¥1,016,175 million compared to the end of the previous fiscal year primarily due to increases in property under facility operations and advances for property under facility operations, partially offset by a decrease in equity method investments.

Insurance: Life insurance

	Year ended March 31, 2024 (millions of yen)	Year ended March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	70,826	74,399	3,573	5

	As of March 31, 2024 (millions of yen)	As of March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,921,927	3,009,234	87,307	3

Segment profits increased 5% to ¥74,399 million compared to the previous fiscal year primarily due to a decrease in life insurance costs, partially offset by a decrease in life insurance premiums and related investment income.

Segment assets increased 3% to ¥3,009,234 million compared to the end of the previous fiscal year primarily due to an increase in reinsurance recoverables.

Banking and Credit: Banking; consumer finance

	Year ended March 31, 2024 (millions of yen)	Year ended March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	97,353	29,291	(68,062)	(70)

	As of March 31, 2024 (millions of yen)	As of March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,934,217	3,144,571	210,354	7

Segment profits decreased 70% to ¥29,291 million compared to the previous fiscal year primarily due to the absence of gains on sales of subsidiaries and equity method investments recorded in the fourth quarter of the previous fiscal year as a result of the partial sale of shares in ORIX Credit Corporation and a decrease in finance revenues following its transition to an equity method investee.

Segment assets increased 7% to ¥3,144,571 million compared to the end of the previous fiscal year primarily due to increases in installment loans and cash and cash equivalents.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment

	Year ended March 31, 2024 (millions of yen)	Year ended March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	44,366	67,420	23,054	52

	As of March 31, 2024 (millions of yen)	As of March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,169,641	1,231,973	62,332	5

Segment profits increased 52% to ¥67,420 million compared to the previous fiscal year primarily due to an increase in operating leases revenues as a result of a new acquisition of a subsidiary in the fourth quarter of the previous fiscal year.

Segment assets increased 5% to ¥1,231,973 million compared to the end of the previous fiscal year primarily due to increases in investment in operating leases, goodwill, intangible assets acquired in business combinations and advances for finance lease and operating lease, partially offset by a decrease in installment loans.

ORIX USA: Finance, investment and asset management in the Americas

	Year ended March 31, 2024 (millions of yen)	Year ended March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	27,931	39,915	11,984	43

	As of March 31, 2024 (millions of yen)	As of March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,694,484	1,593,939	(100,545)	(6)

Segment profits increased 43% to ¥39,915 million compared to the previous fiscal year primarily due to an increase in gains on sales of subsidiaries and equity method investments, partially offset by an increase in selling, general and administrative expenses and a decrease in gains on investment securities and dividends.

Segment assets decreased 6% to ¥1,593,939 million compared to the end of the previous fiscal year primarily due to decreases in installment loans and restricted cash and general decrease as a result of foreign exchange effects.

ORIX Europe: Asset management of global equity and fixed income

	Year ended March 31, 2024 (millions of yen)	Year ended March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	41,638	44,373	2,735	7

	As of March 31, 2024 (millions of yen)	As of March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	662,139	669,306	7,167	1

Segment profits increased 7% to ¥44,373 million compared to the previous fiscal year primarily due to an increase in services income.

Segment assets increased 1% to ¥669,306 million compared to the end of the previous fiscal year primarily due to increases in cash and cash equivalents and investment in securities, partially offset by a decrease in goodwill, intangible assets acquired in business combinations.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Year ended March 31, 2024 (millions of yen)	Year ended March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	47,069	34,451	(12,618)	(27)

	As of March 31, 2024 (millions of yen)	As of March 31, 2025 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,709,233	1,725,627	16,394	1

Segment profits decreased 27% to ¥34,451 million compared to the previous fiscal year primarily due to decreases in gains on investment securities and dividends and equity in net income (loss) of equity method investments in Greater China.

Segment assets increased 1% to ¥1,725,627 million compared to the end of the previous fiscal year primarily due to increases in net investment in leases and cash and cash equivalents, partially offset by general decrease as a result of foreign exchange effects.

Outlook and Forecast

In addition to continuing growth exhibited in our existing business operations, we believe that there are further growth opportunities in all of our segments, and we will strive to achieve sustainable profit growth by capitalizing on these opportunities going forward.

Although forward-looking statements in this document are attributable to current information available to us and are based on assumptions deemed reasonable by us, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors that could cause results that differ materially from those described in the forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Summary of Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2024	As of March 31, 2025	Change
				Amount	Percent
Total Assets	(millions of yen)	16,322,100	16,866,251	544,151	3%
(Segment Assets) *1		16,022,129	16,456,627	434,498	3%
Total Liabilities	(millions of yen)	12,297,490	12,691,036	393,546	3%
(Short-term and Long-term Debt)		6,200,471	6,282,798	82,327	1%
(Deposits)		2,245,835	2,449,812	203,977	9%
Shareholders’ Equity *2	(millions of yen)	3,941,466	4,089,782	148,316	4%
Shareholders’ Equity Per Share *3	(yen)	3,422.94	3,599.24	176.30	5%

*1 Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of March 31, 2024 have been retrospectively reclassified.

*2 Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.

*3 Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 3% to ¥16,866,251 million compared to the end of the previous fiscal year primarily due to increases in cash and cash equivalents, installment loans and other assets (mainly reinsurance recoverable), partially offset by decreases in restricted cash and office facilities. In addition, segment assets increased 3% to ¥16,456,627 million compared to the end of the previous fiscal year.

Total liabilities increased 3% to ¥12,691,036 million compared to the end of the previous fiscal year primarily due to increases in deposits and long-term debt.

Shareholders’ equity increased 4% to ¥4,089,782 million compared to the end of the previous fiscal year.

Summary of Cash Flows

Cash, cash equivalents and restricted cash increased by ¥136,676 million to ¥1,321,983 million compared to the end of the previous fiscal year.

Cash flows provided by operating activities were ¥1,300,193 million during the fiscal year, up from ¥1,243,402 million during the previous fiscal year. This change resulted primarily from an increase in policy liabilities and policy account balances and a decrease in an increase in inventories.

Cash flows used in investing activities were ¥1,309,695 million during the fiscal year, down from ¥1,372,803 million during the previous fiscal year. This change resulted primarily from an increase in proceeds from sales and redemption of available-for-sale debt securities, partially offset by an increase in purchases of lease equipment and available-for-sale debt securities.

Cash flows provided by financing activities were ¥149,322 million during the fiscal year compared to the outflow of ¥85,477 million during the previous fiscal year. This change primarily due to proceeds from debt with maturities longer than three months exceeding the amounts of repayments and a change from a decrease to an increase in deposits due to customers.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2025 and the Fiscal Year Ending March 31, 2026

We aim to increase shareholder value by utilizing profits earned from business activities, to strengthen our business foundation and make investments for future growth. At the same time, we strive to make stable and sustainable distribution of dividends at a level in line with our business performance. In addition, with regards to the decision of whether to buy back our shares, we aim to act with flexibility and swiftness while considering various factors such as the business environment, share price trends, the soundness of our financial condition, and target performance indicators.

Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2025 has been decided at 120.01 yen per share (the interim dividend paid was 62.17 yen per share and the year-end dividend has been decided at 57.84 yen per share). The payout ratio for the fiscal year ended March 31, 2025 was 39.0%. For the next fiscal year ending March 31, 2026, the annual dividend is forecasted at the higher of either payout ratio of 39.0% or 120.01 yen per share.

(4) Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2025, we believe no significant changes have arisen concerning “Risk Factors” as stated in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 27, 2024.

2. Consideration in the Selection of Accounting Standard

We have been preparing our financial statements in accordance with U.S. GAAP. We believe that U.S. GAAP is the accounting standard that most appropriately reflects our business activities in our financial reporting.

Reporting in U.S. GAAP enables us to maintain consistency and comparability with past financial results and we believe that is beneficial to our stakeholders.

3. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2024	As of March 31, 2025
Cash and Cash Equivalents		1,032,810	1,206,573
Restricted Cash		152,497	115,410
Net Investment in Leases		1,155,023	1,167,380
Installment Loans		3,958,814	4,081,019
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥129,959 million
March 31, 2025	¥97,694 million
Allowance for Credit Losses		(58,110)	(56,769)
Investment in Operating Leases		1,868,574	1,967,178
Investment in Securities		3,263,079	3,234,547
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥35,696 million
March 31, 2025	¥41,018 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2024
Amortized Cost	¥3,015,940 million
Allowance for Credit Losses	¥(634) million
March 31, 2025
Amortized Cost	¥3,174,036 million
Allowance for Credit Losses	¥(670) million
Property under Facility Operations		689,573	771,851
Equity method investments		1,313,887	1,320,015
Trade Notes, Accounts and Other Receivable		401,368	411,012
Inventories		227,359	229,229
Office Facilities		248,458	191,957
Other Assets		2,068,768	2,226,849
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥2,786 million
March 31, 2025	¥2,586 million

Total Assets		16,322,100	16,866,251

Liabilities and Equity
Short-term Debt		574,095	549,680
Deposits		2,245,835	2,449,812
Trade Notes, Accounts and Other Payable		362,504	339,787
Policy Liabilities and Policy Account Balances		1,892,510	1,948,047
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥167,207 million
March 31, 2025	¥136,257 million
Current and Deferred Income Taxes		570,724	578,781
Long-term Debt		5,626,376	5,733,118
Other Liabilities		1,025,446	1,091,811

Total Liabilities		12,297,490	12,691,036

Redeemable Noncontrolling Interests		2,645	3,432

Commitments and Contingent Liabilities

Common Stock		221,111	221,111

Additional Paid-in Capital		233,457	234,193

Retained Earnings		3,259,730	3,354,911

Accumulated Other Comprehensive Income		357,148	341,298

Treasury Stock, at Cost		(129,980)	(61,731)

Total ORIX Corporation Shareholders’ Equity		3,941,466	4,089,782
Noncontrolling Interests		80,499	82,001

Total Equity		4,021,965	4,171,783

Total Liabilities and Equity		16,322,100	16,866,251

Note:	Breakdown of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2024	As of March 31, 2025
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(250,806)	(403,914)
Impact of changes in policy liability discount rate	257,785	416,124
Debt valuation adjustments	84	49
Defined benefit pension plans	9,670	14,791
Foreign currency translation adjustments	324,208	304,657
Net unrealized gains on derivative instruments	16,207	9,591

Total	357,148	341,298

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Year ended March 31, 2024	Year ended March 31, 2025
Revenues :
Finance revenues	348,001	328,356
Gains on investment securities and dividends	33,023	14,324
Operating leases	535,490	624,444
Life insurance premiums and related investment income	558,923	515,259
Sales of goods and real estate	373,914	373,155
Services income	965,010	1,019,283

Total Revenues	2,814,361	2,874,821

Expenses :
Interest expense	188,328	169,051
Costs of operating leases	356,760	394,821
Life insurance costs	433,863	384,753
Costs of goods and real estate sold	268,627	271,833
Services expense	560,101	604,145
Other (income) and expense	(4,671)	27,128
Selling, general and administrative expenses	627,633	646,054
Provision for credit losses	20,968	18,723
Write-downs of long-lived assets	1,724	25,933
Write-downs of securities	315	554

Total Expenses	2,453,648	2,542,995

Operating Income	360,713	331,826

Equity in Net Income of Equity method investments	36,774	57,182
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	72,488	87,705
Bargain Purchase Gain	0	3,750

Income before Income Taxes	469,975	480,463
Provision for Income Taxes	131,388	128,828

Net Income	338,587	351,635

Net Income (Loss) Attributable to the Noncontrolling Interests	(7,682)	(389)

Net Income Attributable to the Redeemable Noncontrolling Interests	137	394

Net Income Attributable to ORIX Corporation Shareholders	346,132	351,630

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Year Ended March 31, 2024	Year Ended March 31, 2025
Net Income :	338,587	351,635

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(67,762)	(153,108)
Impact of changes in policy liability discount rate	93,269	158,339
Net change of debt valuation adjustments	(191)	(35)
Net change of defined benefit pension plans	13,293	5,128
Net change of foreign currency translation adjustments	173,304	(20,060)
Net change of unrealized gains (losses) on derivative instruments	(5,875)	(6,403)
Total other comprehensive income (loss)	206,038	(16,139)

Comprehensive Income	544,625	335,496

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(3,035)	(492)

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	350	344

Comprehensive Income Attributable to ORIX Corporation Shareholders	547,310	335,644

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

	(millions of yen)
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2023	221,111	233,169	3,054,448	156,135	(121,256)	3,543,607	70,715	3,614,322

Contribution to subsidiaries						0	18,357	18,357
Transaction with noncontrolling interests		86		(165)		(79)	(3,470)	(3,549)
Comprehensive income, net of tax:
Net income (loss)			346,132			346,132	(7,682)	338,450
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(67,772)		(67,772)	0	(67,772)
Impact of changes in policy liability discount rate				93,269		93,269	0	93,269
Net change of debt valuation adjustments				(191)		(191)	0	(191)
Net change of defined benefit pension plans				13,287		13,287	6	13,293
Net change of foreign currency translation adjustments				168,285		168,285	4,816	173,101
Net change of unrealized gains (losses) on derivative instruments				(5,700)		(5,700)	(175)	(5,875)

Total other comprehensive income						201,178	4,647	205,825

Total comprehensive income (loss)						547,310	(3,035)	544,275

Cash dividends			(99,900)			(99,900)	(2,068)	(101,968)
Acquisition of treasury stock					(50,001)	(50,001)	0	(50,001)
Disposal of treasury stock		(227)			277	50	0	50
Cancellation of treasury stock		(49)	(40,951)		41,000	0	0	0
Other, net		478	1			479	0	479

Balance at March 31, 2024	221,111	233,457	3,259,730	357,148	(129,980)	3,941,466	80,499	4,021,965

Cumulative effect of adopting Accounting Standards Update 2023-02			(157)			(157)	0	(157)

Balance at April 1, 2024	221,111	233,457	3,259,573	357,148	(129,980)	3,941,309	80,499	4,021,808

Contribution to subsidiaries						0	10,736	10,736
Transaction with noncontrolling interests		83		136		219	(7,451)	(7,232)
Comprehensive income, net of tax:
Net income (loss)			351,630			351,630	(389)	351,241
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(153,108)		(153,108)	0	(153,108)
Impact of changes in policy liability discount rate				158,339		158,339	0	158,339
Net change of debt valuation adjustments				(35)		(35)	0	(35)
Net change of defined benefit pension plans				5,121		5,121	7	5,128
Net change of foreign currency translation adjustments				(19,687)		(19,687)	(323)	(20,010)
Net change of unrealized gains (losses) on derivative instruments				(6,616)		(6,616)	213	(6,403)

Total other comprehensive income (loss)						(15,986)	(103)	(16,089)

Total comprehensive income (loss)						335,644	(492)	335,152

Cash dividends			(135,590)			(135,590)	(1,291)	(136,881)
Acquisition of treasury stock					(53,518)	(53,518)	0	(53,518)
Disposal of treasury stock		(654)			917	263	0	263
Cancellation of treasury stock		(149)	(120,702)		120,851	0	0	0
Other, net		1,456			(1)	1,455	0	1,455

Balance at March 31, 2025	221,111	234,193	3,354,911	341,298	(61,731)	4,089,782	82,001	4,171,783

Note:	Changes in the redeemable noncontrolling interests are not included in the table.

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	(millions of yen)
	Year ended March 31, 2024	Year ended March 31, 2025
Cash Flows from Operating Activities:
Net income	338,587	351,635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	364,242	399,527
Principal payments received under net investment in leases	475,730	495,717
Provision for credit losses	20,968	18,723
Equity in net income of equity method investments	(36,774)	(57,182)
Gains on sales of subsidiaries and equity method investments and liquidation losses, net	(72,488)	(87,705)
Bargain purchase gain	0	(3,750)
Gains on sales of securities other than trading	(3,943)	6,772
Gains on sales of operating lease assets	(53,441)	(76,633)
Write-downs of long-lived assets	1,724	25,933
Write-downs of securities	315	554
Deferred tax provision	20,000	23,346
(Increase) Decrease in trading securities	(8,041)	28,487
Increase in inventories	(58,126)	(9,839)
Decrease (Increase) in trade notes, accounts and other receivable	5,235	(2,641)
Decrease in trade notes, accounts and other payable	(4,427)	(3,910)
Increase in policy liabilities and policy account balances	186,193	268,258
Increase (Decrease) in income taxes payable	107,881	(9,232)
Other, net	(40,233)	(67,867)

Net cash provided by operating activities	1,243,402	1,300,193

Cash Flows from Investing Activities:
Purchases of lease equipment	(1,124,207)	(1,288,608)
Originations of installment loans	(1,429,738)	(1,506,006)
Principal collected on installment loans	1,356,586	1,302,302
Proceeds from sales of operating lease assets	262,724	373,804
Investments in equity method investees, net	(166,640)	(64,985)
Proceeds from sales of equity method investments	23,967	95,789
Purchases of available-for-sale debt securities	(570,241)	(700,403)
Proceeds from sales of available-for-sale debt securities	197,640	289,170
Proceeds from redemption of available-for-sale debt securities	47,280	257,338
Purchases of equity securities other than trading	(57,819)	(76,767)
Proceeds from sales of equity securities other than trading	54,728	31,594
Purchases of property under facility operations	(76,667)	(69,064)
Acquisitions of subsidiaries, net of cash acquired	(42,486)	(89,871)
Sales of subsidiaries, net of cash disposed	139,525	111,043
Other, net	12,545	24,969

Net cash used in investing activities	(1,372,803)	(1,309,695)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	10,751	(98,621)
Proceeds from debt with maturities longer than three months	1,218,867	1,549,750
Repayment of debt with maturities longer than three months	(1,177,803)	(1,368,479)
Net (decrease) increase in deposits due to customers	(1,572)	204,034
Cash dividends paid to ORIX Corporation shareholders	(99,900)	(135,590)
Acquisition of treasury stock	(50,001)	(53,518)
Contribution from noncontrolling interests	15,621	3,577
Purchases of shares of subsidiaries from noncontrolling interests	(108)	(521)
Net increase in call money	0	50,000
Other, net	(1,332)	(1,310)

Net cash (used in) provided by financing activities	(85,477)	149,322

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	33,277	(3,144)

Net (decrease) increase in Cash, Cash Equivalents and Restricted Cash	(181,601)	136,676

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	1,366,908	1,185,307

Cash, Cash Equivalents and Restricted Cash at End of Year	1,185,307	1,321,983

(6) Assumptions for Going Concern

There is no corresponding item.

(7) Segment Information (Unaudited)

The financial information about the operating segments reported below is that which is available for each segment and evaluated regularly by the chief operating decision maker in charge of resource allocation and performance assessment.

An overview of the operations for each of the ten operating segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment
Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management
PE Investment and Concession	:	Private equity investment and concession
Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management
Insurance	:	Life insurance
Banking and Credit	:	Banking and consumer finance
Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment
ORIX USA	:	Finance, investment and asset management in the Americas
ORIX Europe	:	Asset management of global equity and fixed income
Asia and Australia	:	Finance and investment businesses in Asia and Australia

The accounting policies of the segments are almost the same as accounting policies for condensed consolidated financial statements except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The chief operating decision maker evaluates segment performance based on the amount equivalent to income before income taxes attributable to ORIX Corporation shareholders. Therefore, net income attributable to noncontrolling interests, net income attributable to redeemable noncontrolling interests, and income tax expenses are not included in segment profit or loss. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are total assets except for certain cash and head office assets.

Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expenses in corporate profits (losses) in the reconciliation of segment profits to the condensed consolidated financial statement amounts. As a result, segment data for fiscal 2024 has been retrospectively reclassified.

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2024 has been retrospectively reclassified.

Segment information for fiscal 2024 and 2025 is as follows:

	Millions of yen
	Fiscal Year ended March 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	61,428	6,134	6,679	1,478	300	80,653	7,769
Gains on investment securities and dividends	2,626	857	1,207	1,784	0	600	(130)
Operating leases	266,871	50,205	41,529	79	0	0	48,074
Life insurance premiums and related investment income	0	0	0	0	561,533	0	0
Sales of goods and real estate	3,934	111,013	249,085	3,771	0	0	97
Services income	110,100	303,483	80,668	158,486	2,036	7,321	9,381

Total Segment Revenues	444,959	471,692	379,168	165,598	563,869	88,574	65,191

Interest expense	5,418	3,016	2,978	11,093	14	5,302	11,596
Costs of operating leases	192,850	24,972	26,244	18	0	0	18,853
Life insurance costs	0	0	0	0	433,827	0	0
Costs of goods and real estate sold	3,234	90,931	168,404	2,236	0	0	96
Services expense	58,896	248,195	58,677	110,106	0	6,254	1,783
Other (income) and expense	14,896	722	(2,330)	(4,633)	98	(306)	(3,600)
Selling, general and administrative expenses	88,621	41,542	89,864	18,670	59,309	32,886	10,345
Provision for credit losses, and write-downs of long-lived assets and securities	960	1,285	366	151	(2)	4,064	3

Total Segment Expenses	364,875	410,663	344,203	137,641	493,246	48,200	39,076

Equity in Net income (Loss) of equity method investments and others	3,160	6,026	9,002	10,115	203	56,979	18,251

Segment Profits	83,244	67,055	43,967	38,072	70,826	97,353	44,366

Significant non-cash items:
Depreciation and amortization	153,208	18,376	26,644	23,975	17,138	1,821	20,366
Increase in policy liabilities and policy account balances	0	0	0	0	186,193	0	0
Bargain purchase gain	0	0	0	0	0	0	0
Impairment of goodwill and intangible assets	0	0	0	0	0	0	0
Expenditures for long-lived assets	184,794	57,828	20,345	54,959	350	12	174,525

	Millions of yen
	Fiscal Year ended March 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	112,545	2,409	70,836	350,231
Gains on investment securities and dividends	6,446	10,711	7,885	31,986
Operating leases	1,225	0	122,624	530,607
Life insurance premiums and related investment income	0	0	0	561,533
Sales of goods and real estate	602	0	425	368,927
Services income	52,608	214,031	23,523	961,637

Total Segment Revenues	173,426	227,151	225,293	2,804,921

Interest expense	47,466	289	35,737	122,909
Costs of operating leases	547	0	90,336	353,820
Life insurance costs	0	0	0	433,827
Costs of goods and real estate sold	310	0	400	265,611
Services expense	4,331	54,224	15,039	557,505
Other (income) and expense	(2,078)	2,666	(1,490)	3,945
Selling, general and administrative expenses	85,483	130,496	41,558	598,774
Provision for credit losses, and write-downs of long-lived assets and securities	7,937	217	8,027	23,008

Total Segment Expenses	143,996	187,892	189,607	2,359,399

Equity in Net income (Loss) of equity method investments and others	(1,499)	2,379	11,383	115,999

Segment Profits	27,931	41,638	47,069	561,521

Significant non-cash items:
Depreciation and amortization	2,872	7,003	87,422	358,825
Increase in policy liabilities and policy account balances	0	0	0	186,193
Bargain purchase gain	0	0	0	0
Impairment of goodwill and intangible assets	0	0	0	0
Expenditures for long-lived assets	184	388	171,184	664,569

	Millions of yen
	Fiscal Year ended March 31, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	63,271	4,860	12,140	1,402	280	60,290	5,769
Gains on investment securities and dividends	2,647	1,282	851	3,128	0	100	(24)
Operating leases	282,433	61,321	42,698	79	0	0	96,856
Life insurance premiums and related investment income	0	0	0	0	518,084	0	0
Sales of goods and real estate	4,202	107,859	252,969	3,307	0	0	852
Services income	108,146	322,458	69,273	178,105	(1)	2,914	16,139

Total Segment Revenues	460,699	497,780	377,931	186,021	518,363	63,304	119,592

Interest expense	7,306	2,616	3,833	13,170	256	7,184	20,159
Costs of operating leases	201,286	24,167	26,389	18	0	0	40,986
Life insurance costs	0	0	0	0	384,910	0	0
Costs of goods and real estate sold	3,335	89,593	173,652	1,786	0	0	864
Services expense	57,372	264,952	48,890	136,118	0	7,590	6,724
Other (income) and expense	18,305	1,664	10,622	446	(110)	40	68
Selling, general and administrative expenses	89,599	43,405	88,370	22,582	58,904	20,822	11,967
Provision for credit losses, and write-downs of long-lived assets and securities	2,199	3,098	1,743	20,573	4	(176)	3

Total Segment Expenses	379,402	429,495	353,499	194,693	443,964	35,460	80,771

Equity in Net income (Loss) of equity method investments and others	9,032	2,256	74,440	3,749	(0)	1,447	28,599

Segment Profits	90,329	70,541	98,872	(4,923)	74,399	29,291	67,420

Significant non-cash items:
Depreciation and amortization	158,166	18,992	25,053	33,457	24,219	571	30,808
Increase in policy liabilities and policy account balances	0	0	0	0	268,258	0	0
Bargain purchase gain	0	0	0	0	0	0	0
Impairment of goodwill and intangible assets	0	0	11,149	0	0	0	0
Expenditures for long-lived assets	211,006	78,824	14,594	50,720	116	20	300,251

	Millions of yen
	Fiscal Year ended March 31, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	102,627	4,077	74,961	329,677
Gains on investment securities and dividends	119	4,408	1,933	14,444
Operating leases	861	0	135,169	619,417
Life insurance premiums and related investment income	0	0	0	518,084
Sales of goods and real estate	543	0	751	370,483
Services income	50,078	248,782	23,406	1,019,300

Total Segment Revenues	154,228	257,267	236,220	2,871,405

Interest expense	40,016	665	41,761	136,966
Costs of operating leases	1,496	0	97,249	391,591
Life insurance costs	0	0	0	384,910
Costs of goods and real estate sold	307	0	684	270,221
Services expense	2,823	66,446	14,710	605,625
Other (income) and expense	(3,382)	4,231	(5,654)	26,230
Selling, general and administrative expenses	95,406	138,859	44,342	614,256
Provision for credit losses, and write-downs of long-lived assets and securities	7,669	115	9,983	45,211

Total Segment Expenses	144,335	210,316	203,075	2,475,010

Equity in Net income (Loss) of equity method investments and others	30,022	(2,578)	1,306	148,273

Segment Profits	39,915	44,373	34,451	544,668

Significant non-cash items:
Depreciation and amortization	2,687	6,234	93,705	393,892
Increase in policy liabilities and policy account balances	0	0	0	268,258
Bargain purchase gain	0	0	3,750	3,750
Impairment of goodwill and intangible assets	1,175	1,971	0	14,295
Expenditures for long-lived assets	2,326	1,143	177,320	836,320

Segment information as of March 31, 2024 and 2025 is as follows:

	Millions of yen
	As of March 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	567,735	51,978	1,238	3,104	0	0	0
Installment loans	346,840	52	115,629	2,255	11,792	2,378,183	60,468
Investment in operating leases	535,655	278,191	56,286	250	26,876	0	557,867
Investment in securities	36,683	4,036	36,729	571	2,236,495	311,237	11,960
Property under facility operations and servicing assets	17,404	165,387	41,416	453,252	0	0	0
Inventories	928	174,990	47,553	2,463	0	0	733
Advances for finance lease and operating lease	3,400	114,649	5	0	0	0	9,232
Equity method investments	14,984	143,751	118,310	219,018	29,742	43,601	399,061
Advances for property under facility operations	0	8,183	4,466	44,962	0	0	0
Goodwill, intangible assets acquired in business combinations	28,693	52,898	351,202	121,174	4,452	0	19,114
Other assets	224,998	115,972	293,813	129,385	612,570	201,196	111,206

Segment Assets	1,777,320	1,110,087	1,066,647	976,434	2,921,927	2,934,217	1,169,641

	Millions of yen
	As of March 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	505	0	530,426	1,154,986
Installment loans	699,384	0	343,936	3,958,539
Investment in operating leases	9,858	0	395,573	1,860,556
Investment in securities	509,172	82,568	33,520	3,262,971
Property under facility operations and servicing assets	79,747	0	1,849	759,055
Inventories	159	0	224	227,050
Advances for finance lease and operating lease	0	0	3,017	130,303
Equity method investments	61,415	11,907	271,682	1,313,471
Advances for property under facility operations	0	0	0	57,611
Goodwill, intangible assets acquired in business combinations	176,785	364,773	7,313	1,126,404
Other assets	157,459	202,891	121,693	2,171,183

Segment Assets	1,694,484	662,139	1,709,233	16,022,129

	Millions of yen
	As of March 31, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	569,380	45,810	1,640	2,092	0	0	0
Installment loans	424,370	30	124,411	3,609	12,805	2,511,736	36,119
Investment in operating leases	557,625	311,377	46,796	237	26,167	0	599,813
Investment in securities	29,690	6,209	6,117	32,032	2,234,453	305,441	9,387
Property under facility operations and servicing assets	43,857	175,153	53,832	487,241	0	0	28
Inventories	433	182,652	41,021	2,551	0	0	1,588
Advances for finance lease and operating lease	6,177	78,044	3	0	0	0	27,816
Equity method investments	16,375	177,956	148,274	170,946	35,865	43,934	402,567
Advances for property under facility operations	143	7,401	728	70,081	0	0	0
Goodwill, intangible assets acquired in business combinations	25,268	50,801	331,003	120,743	4,452	0	43,024
Other assets	211,247	122,860	269,119	126,643	695,492	283,460	111,631

Segment Assets	1,884,565	1,158,293	1,022,944	1,016,175	3,009,234	3,144,571	1,231,973

	Millions of yen
	As of March 31, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	451	0	547,966	1,167,339
Installment loans	652,805	0	315,128	4,081,013
Investment in operating leases	21,260	0	394,764	1,958,039
Investment in securities	487,022	86,008	37,768	3,234,127
Property under facility operations and servicing assets	76,469	0	1,844	838,424
Inventories	137	0	615	228,997
Advances for finance lease and operating lease	0	0	4,833	116,873
Equity method investments	54,817	8,578	260,395	1,319,707
Advances for property under facility operations	0	0	51	78,404
Goodwill, intangible assets acquired in business combinations	171,884	354,801	6,986	1,108,962
Other assets	129,094	219,919	155,277	2,324,742

Segment Assets	1,593,939	669,306	1,725,627	16,456,627

The reconciliation of segment totals to the condensed consolidated financial statement amounts is as follows:

	Millions of yen
	Fiscal Year ended March 31, 2024	Fiscal Year ended March 31, 2025
Segment revenues:
Total revenues for segments	2,804,921	2,871,405
Revenues related to corporate assets	64,922	64,628
Revenues from inter-segment transactions	(55,482)	(61,212)

Total consolidated revenues	2,814,361	2,874,821

Segment profits:
Total profits for segments	561,521	544,668
Corporate profits (losses)	(84,644)	(64,475)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	(6,902)	270

Total consolidated income before income taxes	469,975	480,463

(8) Per Share Data (Unaudited)

	Year ended March 31, 2024	Year ended March 31, 2025
		(millions of yen)
Net Income Attributable to ORIX Corporation Shareholders	346,132	351,630
Adjustment to Net Income	(7)	(35)

Net income used to calculate basic earnings per share	346,125	351,595

Adjustment to Net Income	7	35

Net income used to calculate diluted earnings per share	346,132	351,630

		(thousands of shares)
Weighted-average shares	1,159,367	1,142,503
Effect of Dilutive Securities - Stock compensation	1,943	2,275

Weighted-average shares for diluted EPS computation	1,161,310	1,144,778

		(yen)
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic	298.55	307.74
Diluted	298.05	307.16

		(yen)
Shareholders’ equity per share	3,422.94	3,599.24

Note :	In the fiscal years ended March 31, 2024 and 2025, there was no stock compensation which was antidilutive.

(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements

Significant Accounting Policies

(Adoption of New Accounting Standards)

In March 2023, Accounting Standards Update 2023-02 (“Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method”) was issued as the amendments to ASC 323 (“Investments—Equity Method and Joint Ventures”). This update expands the investments eligible to elect to apply the proportional amortization method to tax equity investments in similar tax credit programs other than the low-income housing tax credit (LIHTC). Disclosures are required on an interim and annual basis for tax equity investments in tax credit programs for which the proportional amortization method (including investments within that elected program that do not meet the conditions to apply the proportional amortization method) is elected. This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries adopted this update on April 1, 2024 on a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date were a decrease of ¥157 million in other assets and a decrease of ¥157 million in retained earnings in the consolidated balance sheets. The adoption of this update did not have any material effect on the Company and its subsidiaries’ disclosures.

(10) Notes to Consolidated Financial Statements

(Subsequent Events)

There are no material subsequent events.

Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2025 and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2026

TOKYO, Japan - May 12, 2025 - ORIX Corporation (“ORIX”) announced today that its Board of Directors passed a resolution approving the details relating to the expected dividend for the fiscal year ended March 31, 2025. The final amount of the said dividend will be determined by the Board of Directors to be held on May 19, 2025. The annual dividend forecast for the fiscal year ending March 31, 2026 is also included in this announcement as below.

1. Dividend Detail for the Fiscal Year Ended March 31, 2025

Regarding the year-end dividend for the fiscal year ended March 31, 2025, we have decided a dividend per share of 57.84 yen based on the dividend policy announced on May 8, 2024. As a result of that, an annual dividend per share becomes 120.01 yen.

	Amount Decided	Previous Dividend Forecast	Dividend Paid for the Fiscal Year Ended March 31, 2024
Record Date	March 31, 2025	March 31, 2025	March 31, 2024
Dividend Per Share (Annual)	57.84 yen (120.01 yen)	— (98.60 yen) *	55.80 yen (98.60 yen)
Total Dividend Amount (Annual)	65,920 million yen (137,104 million yen)	—	64,405 million yen (114,096 million yen)
Effective Date	June 4, 2025	—	June 4, 2024
Source of Dividend	Retained earnings	—	Retained earnings

*

As announced in the release titled “Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2024 and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2025” dated May 8, 2024, the annual dividend for the fiscal year ending March 31, 2025 will be determined based on either a dividend payout ratio of 39% or an annual dividend per share of 98.60 yen, whichever is higher. In the above, the minimum dividend has been stated.

2. Basic Profit Distribution Policy

ORIX aims to increase shareholder value by utilizing profits earned from business activities to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at a level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, ORIX aims to act with flexibility and swiftness while considering various factors such as the soundness of its financial condition and external factors such as the business environment, share price and its trend and target performance indicators.

Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2025 has been decided at 120.01 yen per share (interim dividend paid was 62.17 yen per share and year-end dividend has been decided at 57.84 yen per share). The payout ratio for the fiscal year ended March 31, 2025 was 39.0%.

3. Annual Dividend Forecast for the Fiscal Year Ending March 31, 2026

The annual dividend for the fiscal year ending March 31, 2026 is forecasted as either a dividend payout ratio of 39% or an annual dividend per share of 120.01 yen, whichever is higher.

Dividend Per Share
	Interim	Fiscal Year-End	Total
Dividend Forecast	60.00 yen	60.01 yen	120.01 yen*

*	Either a dividend payout ratio of 39% or an annual dividend per share of 120.01 yen, whichever is higher. In the above, the minimum dividend has been stated.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2025)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.

Notice Regarding the Resolution on the Repurchase of Own Shares and the Change in Policy for Share Cancellation

TOKYO, Japan - May 12, 2025 - ORIX Corporation (“ORIX”) announced today that its Board of Directors passed a resolution to approve the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares for the purpose of enhancing capital efficiency and shareholder returns, pursuant to Article 34 of its Articles of Incorporation based on Article 459, Paragraph 1 of the Companies Act, and to amend its policy for share cancellation.

1. Details Regarding the Repurchase of Own Shares

(1)	Class of shares to be repurchased: Common shares

(2)	Total number of shares: Up to 40,000,000 shares

(approx.3.5% of the total outstanding shares (excluding treasury shares))

(3)	Total purchase price of shares to be repurchased: Up to 100 billion yen

(4)	Repurchase Period: From May 19, 2025 to March 31, 2026

(5)	Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

2. Change in Policy for Share Cancellation

At the Board of Directors meeting held on October 28, 2019, ORIX resolved to adopt a policy to limit the total number of treasury shares held to a maximum of 5% of the total number of issued shares, and to cancel, in principle, any shares exceeding that limit.

At today’s Board of Directors meeting, ORIX resolved to amend this policy, with the aim of optimizing the number of treasury shares held, by changing the maximum limit to 2% of the total number of issued shares.

Following the completion of the share repurchase described above, the number of shares to be cancelled in accordance with this revised policy will be announced separately.

(Reference)

Status of Treasury Shares as of March 31, 2025

Total outstanding shares (excluding treasury shares): 1,136,289,549 shares

Treasury shares: 23,259,695 shares*

*	The Company’s shares held through the Board Incentive Plan Trust (3,413,000 shares) are not included in the number of treasury shares.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2025)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.

Announcement Regarding Candidates for Member of the Board of Directors and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan - May 12, 2025 - ORIX Corporation (“ORIX”) announced today that the Nominating Committee has decided the candidates for Member of the Board of Directors. The nominations are scheduled to be finalized at the 62nd Annual General Meeting of Shareholders of the Company on June 25, 2025.

The Company announced that it decided the composition of the Nominating, Audit and Compensation Committees in the Board of Directors meeting held today. All members of the Nominating, Audit and Compensation Committees are composed of outside directors. The nominations are scheduled to be finalized at the Board of Directors meeting after the 62nd Annual General Meeting of Shareholders of the Company on June 25, 2025.

Candidates for the 11 Member of the Board of Directors positions (including 6 Outside Directors) are as follows:

Makoto Inoue Hidetake Takahashi Satoru Matsuzaki Stan Koyanagi Yasuaki Mikami

Hiroshi Watanabe (Outside Director)

Aiko Sekine (Outside Director)

Chikatomo Hodo (Outside Director)

Noriyuki Yanagawa (Outside Director)

Mami Yunoki (Outside Director, newly nominated)

Miwa Seki (Outside Director, newly nominated)

Details on Candidates for New Member of the Board of Directors (Outside Director)

Mami Yunoki (Born May 27, 1963)

May.1985	Joined Aoyama Audit Corporation
Mar.1988	Certified as Public Accountant, Japan
Sep.2006	Joined PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC)
Jul.2008	Partner of PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC)
Jul.2016

Member of the firm management committee and executive officer in charge of the manufacturing, distribution, and services divisions of PricewaterhouseCoopers Aarata LLC (currently PricewaterhouseCoopers Japan LLC)

Member of the Examination Board on Strengthening of Financial Functions, Financial Services Agency (current position)

Sep.2019	Partner of the manufacturing, distribution, and services divisions of PricewaterhouseCoopers Aarata LLC (currently PricewaterhouseCoopers Japan LLC) (retired in June 2023)
Sep.2020	Part-time lecturer at the Graduate School of Hitotsubashi University (present position)
Jul.2023	Representative, Mami Yunoki Certified Public Accountant Office (present position)
Mar.2024	Outside Audit & Supervisory Board Member, Chugai Pharmaceutical Co., Ltd. (present position)
Jun.2024	Member of the Board of Directors (Outside Director), Daiwa Securities Group Inc. (present position)

Basis for candidacy for appointment a Member of the Board of Directors

Ms. Mami Yunoki is a candidate for new Member of the Board of Directors (Outside Director). She served as a partner at PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC) and an executive officer in charge of the manufacturing, distribution, and services divisions at PricewaterhouseCoopers Aarata LLC (currently PricewaterhouseCoopers Japan LLC). She has extensive knowledge as a professional in financial accounting and auditing.

The Nominating Committee has appointed her as a candidate for new Member of the Board of Directors (Outside Director) because it has determined she can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Miwa Seki (Born February 25, 1965)

Apr.1988	Joined DENTSU INC. (retired in March 1989)
Apr.1989	Joined Smith Barney (retired in July 1991)
Sep.1993	Joined Morgan Stanley (retired in January 1997)
Feb.1997	Joined Clay Finlay Limited
Jan.2003	General Manager, Tokyo Branch, Clay Finlay Limited (retired in August 2007)
Jun.2020	Member of the Board of Directors (Outside Director), Daiwa House Industry Co., Ltd. (present position)
May.2021	General Partner, MPower Partners Fund L.P. (present position)
Mar.2022	Member of the Board of Directors (Outside Director), Sosei Group Corporation (currently Nxera Pharma Co., Ltd.) (present position)

Basis for candidacy for appointment a Member of the Board of Directors

Ms. Miwa Seki is a candidate for new Member of the Board of Directors (Outside Director). She served as a head of Japan at a foreign-capital financial institution and is currently a general partner of an ESG-focused investment fund. She has wide-ranging experience and knowledge in finance, business investment and ESG-related matters.

The Nominating Committee has appointed her as a candidate for new Member of the Board of Directors (Outside Director) because it has determined she can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Details on Candidates for Member of the Board of Directors (Outside Director)

Hiroshi Watanabe (Born June 26, 1949)

Apr.1972	Joined the Ministry of Finance
Jan.2003	Director-General, International Bureau, Ministry of Finance
Jul.2004	Vice Minister of Finance for International Affairs, Ministry of Finance (retired in July 2007)
Oct.2007	Special Advisor, Japan Center for International Finance (retired in September 2008)
Apr.2008	Professor, Graduate School of Commerce and Management at Hitotsubashi University (currently Graduate School of Business Administration at Hitotsubashi University) (retired in September 2008)
Oct.2008	Deputy Governor, Japan Finance Corporation (retired in March 2012)
Apr.2012	Deputy Governor, Japan Bank for International Cooperation
Dec.2013	Governor, Japan Bank for International Cooperation (retired in June 2016)
Oct.2016	President, Institute for International Monetary Affairs (scheduled to retire in June 2025)
Jun.2020	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)

Basis for candidacy for appointment a Member of the Board of Directors (Outside Director)

Mr. Hiroshi Watanabe is a candidate for Member of the Board of Directors (Outside Director). He served successively as in key positions at Ministry of Finance Japan and Governor of Japan Bank for International Cooperation, and serves as President of Institute for International Monetary Affairs. He has a wealth of knowledge and experience as a finance and economic expert both in Japan and overseas, wide-ranging experience and knowledge of corporate management.

Currently as a Chairperson of the Compensation Committee, he has actively expressed his opinions and made proposals, while leading discussions and deliberations between the Member of the Board of Directors and Executive Officer’s compensation system and compensation levels in order to enhance their role as medium- and long-term incentives.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Aiko Sekine (Born May 13, 1958)

Apr.1981	Joined Citibank, N.A., Tokyo Branch (retired in January 1984)
Oct.1985	Joined Aoyama Audit Corporation
Mar.1989	Certified as Public Accountant, Japan
Jul.2001	Partner of Chuo Aoyama Audit Corporation (retired in August 2006)
Sep.2006	Partner of PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC) (retired in July 2016)
Jul.2007	Executive Board Member of Japanese Institute of Certified Public Accountants
Jan.2008	Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants (retired in December 2010)
Jul.2010	Deputy President of Japanese Institute of Certified Public Accountants
Jul.2016	Chairman and President of Japanese Institute of Certified Public Accountants (retired in July 2019)
Jan.2019	Member of the Nominating Committee, International Federation of Accountants (retired in December 2022)
Jul.2019	Advisor of Japanese Institute of Certified Public Accountants (present position)
Jun.2020	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Outside Audit & Supervisory Board Member, IHI Corporation (present position)
Sep.2020	Professor, Faculty of Commerce, Waseda University (present position)
Oct.2020	Trustee, International Valuation Standards Council (present position)
Jun.2024	Member of the Board of Directors (Outside Director), NIPPON STEEL CORPORATION (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Ms. Aiko Sekine is a candidate for Member of the Board of Directors (Outside Director). She served on government and institutional finance and accounting councils both in Japan and overseas, and served as a Partner of PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC) and Chairman and President of Japanese Institute of Certified Public Accountants. She has extensive knowledge as a professional accountant.

Currently as a Chairperson of the Audit Committee, she has received periodic reports from the Company’s internal audit unit and actively expressed her opinions and made proposals, while leading discussions and deliberations on the effectiveness of the Company’s internal control system.

The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Chikatomo Hodo (Born July 31, 1960)

Sep.1982	Joined Arthur Andersen & Co. (currently Accenture Japan Ltd.)
Sep.2005	Representative Director, Accenture Japan Ltd.
Apr.2006	Representative Director and President, Accenture Japan Ltd.
Sep.2015	Director and Chairman, Accenture Japan Ltd. (retired in August 2017)
Sep.2017	Director and Senior Corporate Advisor, Accenture Japan Ltd. (retired as a Director in June 2018)
Jun.2018	Member of the Board of Directors (Outside Director), KONICA MINOLTA, Inc. (scheduled to retire in June 2025)
Jul.2018	Senior Corporate Advisor, Accenture Japan Ltd. (retired in August 2021)
Jun.2019	Member of the Board of Directors (Outside Director), Mitsubishi Chemical Holdings Corporation (currently Mitsubishi Chemical Group Corporation) (present position)
Jun.2021	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Jun.2023	Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation (present position)

Basis for candidacy for appointment a Member of the Board of Directors (Outside Director)

Mr. Chikatomo Hodo is a candidate for Member of the Board of Directors (Outside Director). He served as a Representative Director and President of Accenture Japan Ltd. He has wide-ranging experience and knowledge as a corporate management and digital business.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Compensation Committee and Audit Committee, pointing to important matters regarding company management, using his expertise in corporate management and digital business.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Noriyuki Yanagawa (Born April 23, 1963)

Apr.1993	Specialized Teacher, Faculty of Economics at Keio University
Apr.1996	Assistant Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
Apr.2007	Associate Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
Dec.2011	Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo (present position)
Jun.2022	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)

Basis for candidacy for appointment a Member of the Board of Directors (Outside Director)

Mr. Noriyuki Yanagawa is a candidate for Member of the Board of Directors (Outside Director). He currently serves as a Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo, and he served on government and institutional finance and economic councils in Japan. He specializes in financial contracts, law and economics, and has a wealth of knowledge and experience as a financial economics expert.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Audit Committee, using his expertise in corporate strategy based on deep academic understanding.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Nominating Committee

3 Members (Outside Directors: 3)

Chairperson: Hiroshi Watanabe

Members: Chikatomo Hodo and Noriyuki Yanagawa

Audit Committee

3 Members (Outside Directors: 3)

Chairperson: Aiko Sekine

Members: Mami Yunoki and Miwa Seki

Compensation Committee

3 Members (Outside Directors: 3)

Chairperson: Chikatomo Hodo

Members: Hiroshi Watanabe and Miwa Seki

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2025)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.

Announcement Regarding Management Changes

Tokyo, Japan - May 12, 2025 - ORIX Corporation (“ORIX”) announced today that it decided the management changes. The management changes are scheduled to be finalized at the 62nd Annual General Meeting of Shareholders and the Board of Directors meeting on June 25, 2025.

∎	Management Changes (Effective as of June 25, 2025)

New Position	Present Position	Name
Member of the Board of Directors (Outside Director)	(Newly nominated)	Mami Yunoki

Member of the Board of Directors (Outside Director)	(Newly nominated)	Miwa Seki

Retire	Member of the Board of Directors (Outside Director)	Michael Cusumano

Retire	Member of the Board of Directors (Outside Director)	Sakie Akiyama

Retire	Executive Officer Responsible for Special Assignments	Satoshi Matsui

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2025)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.